EXHIBIT 99.1

Centerra Gold Reports Second Quarter Results and Provides Updated 2023 Guidance Including Öksüt

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100%-basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, July 31, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its second quarter 2023 results.

Second Quarter Highlights

Operations:

  Production: Second quarter 2023 gold production of 61,622 ounces, including production from Mount Milligan Mine (“Mount Milligan”), which achieved record throughput in May and June in the process plant, and a partial month of production from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 13.8 million pounds.
  Sales: Second quarter 2023 gold sales of 48,155 ounces at an average realized market price of $1,532 per ounce and copper sales of 12.8 million pounds at an average realized copper price of $2.56 per pound. Gold sales were 22% lower than gold production in the quarter due to timing related to Turkish national holidays at the end of June 2023.
  Costs: Consolidated gold production costs were $1,066 per ounce and all-in sustaining costs (“AISC”) on by-product basisNG were $1,711 per ounce for the quarter. Costs were primarily impacted by mine sequencing and other timing factors, in addition to general inflation on labour and consumable costs. In the quarter, the weakening of the Canadian dollar, which offset some of the cost increases at Mount Milligan, was mitigated by a loss on the Company’s foreign exchange hedging program.
  Capital expendituresNG: Additions to property, plant, equipment (“PPE”) and sustaining capital expendituresNG of $20.8 million and $20.7 million, respectively. Sustaining capital expendituresNG in the second quarter 2023 included costs for equipment overhauls and the tailings storage facility (“TSF”) step out at Mount Milligan, as well as capitalized stripping costs at Öksüt.
  Updated production guidance: Centerra’s 2023 consolidated gold production guidance has been updated following the resumption of operations at Öksüt and is now expected to be between 340,000 to 360,000 ounces, including estimated gold production of 180,000 to 190,000 ounces at Öksüt and 160,000 to 170,000 ounces at Mount Milligan. Although guidance for Mount Milligan is unchanged, production is trending to near the low end of the range. Copper production guidance is unchanged and is expected to be within the range of 60 to 70 million pounds.
  Updated cost guidance: Centerra’s 2023 consolidated gold production costs are expected to be $700 to $750 per ounce, reflecting the full restart of gold production at Öksüt, with lower unit costs expected during the second half of 2023. Full year 2023 gold production costs at Öksüt are expected to be $450 to $500 per ounce and the Company has increased full year gold production costs at Mount Milligan which are now expected to be $1,000 to $1,050 per ounce, up from $900 to $950 per ounce previously. Full year 2023 AISC on a by-product basisNG is expected to be $1,000 to $1,050 per ounce, including $650 to $700 per ounce at Öksüt and $1,125 to $1,175 per ounce at Mount Milligan, an increase from previous guidance of $1,075 to $1,125.

Financial:

  Net loss: Net loss of $39.7 million or $0.18 per share and adjusted net lossNG of $42.3 million or $0.20 per share. Adjustments include $8.3 million of reclamation provision revaluation recovery at sites on care and maintenance and $5.7 million of deferred income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt and the Mount Milligan mines.
  Free cash flowNG: Cash provided by operating activities of $33.4 million and free cash flowNG of $10.6 million, including a $35 million reduction in working capital from the Langeloth Metallurgical Facility.
  Cash and cash equivalents: Total liquidity of $799.9 million, representing a cash balance of $401.8 million and $398.1 million available under a corporate credit facility as at June 30, 2023.
  Dividend: Quarterly dividend declared of C$0.07 per common share

Other:

  Öksüt: On May 31, 2023, the Turkish Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”) approved an amended Environmental Impact Assessment (“EIA”) for Öksüt and the Company resumed full operations on June 5, 2023.
  Share buy-backs: Under Centerra’s Normal Course Issuer Bid (“NCIB”) program, the Company repurchased and cancelled 1,271,900 common shares for the total consideration of $7.3 million (C$9.7 million) in the second quarter 2023. The Company continued to make purchases via an Automatic Share Purchase Plan in July 2023.
  Executive Appointment: In May 2023, the Company appointed Hélène Timpano as its new Executive Vice-President, Strategy & Corporate Development.

President and CEO, Paul Tomory, commented, “The second quarter of 2023 was pivotal for Centerra, as we achieved several milestones that should contribute to stronger performance in the second half of the year. Most notably, at the end of May, we received approval from the Turkish Ministry of Environment for Öksüt’s amended EIA. Having received these regulatory approvals, we restarted full operations at the mine in early June and produced 20,503 ounces of gold within the month. Looking ahead, Öksüt’s gold production guidance is between 180,000 and 190,000 ounces of gold in 2023. At Mount Milligan, we sequenced out of the ore-waste transition zone of the mine and are on track to access higher grade copper and gold ore in the second half of the year, which should help to bolster the production profile going forward.”

“We are in the process of evaluating all Centerra’s assets with the intent of developing a comprehensive value maximizing strategic plan. Key aspects of this plan will include a view on the Molybdenum Business Unit, with an assessment of the potential for a restart of operations at the Thompson Creek molybdenum mine in Idaho, continuing to drive operational and technical improvements at Mount Milligan, repositioning our approach at the Goldfield project to target higher returns, and assessing opportunities for growth in gold production. This new strategy will focus on safe and sustainable operations while maximizing value for our shareholders and our local stakeholders.”

Table 1 - Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended June 30,			Six months ended June 30,
	2023	2022	% Change	2023	2022	% Change
Financial Highlights
Revenue	184.5	167.7	10%	411.0	462.9	(11)%
Production costs	153.5	140.4	9%	357.8	284.6	26%
Depreciation, depletion, and amortization ("DDA")	23.3	27.9	(16)%	41.8	65.4	(36)%
Earnings (loss) from mine operations	7.7	(0.6)	(1383)%	11.4	112.9	(90)%
Net (loss) earnings	(39.7)	(2.6)	1427%	(113.1)	86.8	(230)%
Adjusted net (loss) earnings(1)	(42.3)	(36.2)	17%	(95.1)	20.2	(571)%
Cash provided by (used in) operating activities	33.4	(3.5)	(1054)%	(66.4)	24.8	(368)%
Free cash flow (deficit)	10.6	(31.2)	(134)%	(95.3)	(22.1)	331%
Additions to property, plant and equipment (“PP&E”)	20.8	25.3	(18)%	28.8	235.4	(88)%
Capital expenditures - total(1)	22.5	25.7	(12)%	27.4	41.7	(34)%
Sustaining capital expenditures(1)	20.7	24.7	(16)%	25.6	39.8	(36)%
Non-sustaining capital expenditures(1)	1.8	1.0	80%	1.8	1.9	(5)%
Net (loss) earnings per common share - $/share basic(2)	(0.18)	(0.01)	1700%	(0.52)	0.29	(278)%
Adjusted net (loss) earnings per common share - $/share basic(1)(2)	(0.20)	(0.12)	67%	(0.44)	0.07	(729)%
Operating highlights
Gold produced (oz)	61,622	42,728	44%	94,837	136,512	(31)%
Gold sold (oz)	48,155	41,597	16%	87,145	136,505	(36)%
Average market gold price ($/oz)	1,890	1,879	1%	1,890	1,879	1%
Average realized gold price ($/oz )(3)	1,532	1,335	15%	1,493	1,580	(6)%
Copper produced (000s lbs)	13,787	17,351	(21)%	27,142	37,910	(28)%
Copper sold (000s lbs)	12,831	18,923	(32)%	28,162	38,372	(27)%
Average market copper price ($/lb)	4.05	4.53	(11)%	4.05	4.53	(11)%
Average realized copper price ($/lb)(3)	2.56	2.19	17%	3.03	2.99	1%
Molybdenum sold (000s lbs)	3,030	3,229	(6)%	6,377	6,116	4%
Average market molybdenum price ($/lb)	21.23	18.38	16%	27.09	18.73	45%
Unit costs
Gold production costs ($/oz)(4)	1,066	961	11%	1,085	624	74%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,711	1,660	3%	1,564	780	101%
All-in costs on a by-product basis ($/oz)(1)(4)	2,284	2,082	10%	2,205	994	122%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,656	1,699	(3)%	1,635	1,008	62%
Copper production costs ($/lb)(4)	2.28	1.58	44%	2.51	1.68	49%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	2.77	2.10	32%	2.81	2.18	29%

(1)   Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)   As at June 30, 2023, the Company had 217,536,452 common shares issued and outstanding.
(3)   This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)   All per unit costs metrics are expressed on a metal sold basis.

2023 Outlook

Centerra’s initial 2023 guidance was disclosed in January 2023, however, as a result of restarting activities at Öksüt and changes in the unit costs and sustaining capital expendituresNG at Mount Milligan, the Company has revised its outlook. The Company also updated costs relating to exploration activities, including the Goldfield Project.

The Company’s updated 2023 outlook and comparative actual results for the six months ended June 30, 2023 are set out in the table below.

	Units	2023 Guidance - updated	Six Months 2023 results	2023 Guidance - previous
Production
Total gold production(1)	(Koz)	340 - 360	95	n/a
Mount Milligan Mine(2)(3)(4)	(Koz)	160 - 170	74	160 - 170
Öksüt Mine	(Koz)	180 - 190	21	n/a
Total copper production(2)(3)(4)	(Mlb)	60 - 70	27	60 - 70
Unit Costs(5)
Gold production costs(1)	($/oz)	700 - 750	1,085	n/a
Mount Milligan Mine(2)	($/oz)	1,000 - 1,050	1,181	900 - 950
Öksüt Mine	($/oz)	450 - 500	404	n/a
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,000 - 1,050	1,564	n/a
Mount Milligan Mine(4)	($/oz)	1,125 - 1,175	1,250	1,075 - 1,125
Öksüt Mine	($/oz)	650 - 700	1,484	n/a
All-in costs on a by-product basisNG(1)(3)(4)	($/oz)	1,225 - 1,275	2,205	n/a
Mount Milligan Mine(4)	($/oz)	1,175 - 1,225	1,267	1,125 - 1,175
Öksüt Mine	($/oz)	750 - 800	2,896	n/a
All-in sustaining costs on a co-product basisNG(1)	($/oz)	1,050 - 1,100	1,635	n/a
Mount Milligan Mine	($/oz)	1,225 - 1,275	1,330	1,150 - 1,200
Öksüt Mine	($/oz)	650 - 700	2,896	n/a
Copper production costs	($/lb)	2.15 - 2.40	2.51	1.90 - 2.15
All-in sustaining costs on a co-product basisNG	($/lb)	2.90 - 3.15	2.81	2.75 - 3.00
Capital Expenditures
Additions to PP&E(1)	($M)	90 - 115	28.8	n/a
Mount Milligan Mine	($M)	50 - 60	16.1	65 - 70
Öksüt Mine	($M)	35 - 45	10.7	n/a
Total Capital ExpendituresNG(1)	($M)	90 - 115	27.4	n/a
Mount Milligan Mine	($M)	50 - 60	15.1	65 - 70
Öksüt Mine	($M)	35 - 45	10.4	n/a
Sustaining Capital ExpendituresNG(1)	($M)	90 - 110	25.6	n/a
Mount Milligan Mine	($M)	50 - 60	15.1	65 - 70
Öksüt Mine	($M)	35 - 45	10.4	n/a
Non-sustaining Capital ExpendituresNG(6)	($M)	2	1.8	n/a
Depreciation, depletion and amortization(1)	($M)	115 - 140	41.8	n/a
Mount Milligan Mine	($M)	65 - 80	37.2	65 - 80
Öksüt Mine	($M)	40 - 50	2.3	n/a
Income tax and BC mineral tax expense(1)	($M)	80 - 90	9.9	n/a
Mount Milligan Mine	($M)	1 - 3	0.9	1 - 3
Öksüt Mine	($M)	75 - 85	9.0	n/a
  Consolidated Centerra figures.
  The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Arrangement”). Using an assumed market gold price of $1,850 per ounce and a blended copper price of $3.85 per pound for the remaining six months ending December 31, 2023 ($1,750 per ounce and $3.85 per pound in the previous guidance), the Mount Milligan Mine’s average realized gold and copper price for the remaining six months of 2023 would be $1,350 per ounce and $2.98 per pound, respectively, compared to average realized prices of $1,493 per ounce and $3.03 per pound in the six months ended June 30, 2023, when factoring in the Mount Milligan Streaming Arrangement and concentrate refining and treatment costs. The blended copper price of $3.85 per pound factors in copper hedges in place as of June 30, 2023 and a market price of $3.70 per pound for the unhedged portion for the remainder of 2023.
  Gold and copper production at the Mount Milligan Mine assumes recoveries of 66% and 81%, respectively, which is unchanged from the previous guidance. Gold production at the Öksüt Mine assumes recoveries of approximately 72%. 2023 gold ounces and copper pounds sold are expected to approximate production figures.
  Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
  Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.
  Represents non-sustaining capital expendituresNG at the Goldfield Project.

Mount Milligan

Mount Milligan produced 41,119 ounces of gold, a 24% increase from last quarter, and 13.8 million pounds of copper in the second quarter of 2023. Production in the quarter was impacted by lower than planned metal recoveries due to mine sequencing, which resulted in more oxide ore than planned in an ore-waste transition zone in Phase 9. Mount Milligan is now deeper in Phase 9 and has mostly mined through the ore-waste transition zone. Copper head grades are expected to improve in the second half of the year as the mine progresses deeper, which is expected to improve metal recoveries compared to the first half of the year.

During the second quarter of 2023, mining activities were carried out in phases 4, 5, 6, 7, and 9 of the open pit, with phase 6 being mainly composed of top soil stripping and phase 5 waste being used to construct the TSF. A total of 12.9 million tonnes were mined in the second quarter of 2023. Process plant throughput for the second quarter of 2023 was 5.6 million tonnes and averaged 61,482 tonnes per day. The Mount Milligan processing plant achieved record tonnes processed in the months of May and June 2023.

The Company remains on track to access the higher-grade copper and gold from phase 7 and phase 9 in the second half of the year. Given the lower than planned production in the first quarter, the Company’s 2023 gold production guidance remains unchanged at 160,000 to 170,000 ounces, although trending near the low end of the range. Copper production guidance is tracking towards the mid-point of 60 to 70 million pounds for the year. Mount Milligan’s 2023 gold and copper production is expected to be back-end weighted. Full year guidance includes a planned mill shutdown in the third quarter 2023. Mount Milligan is expected to have four concentrate shipments in the third quarter, and another four shipments in the fourth quarter. The timing of shipments and associated sales between quarters may be affected by logistical delays from the union strike in the Port of Vancouver.

Gold production costs in the second quarter 2023 were $1,255 per ounce driven by higher mining costs and a decrease in gold ounces sold. Mining costs in the quarter were impacted by mine sequencing and other timing factors, in addition to general inflation on labour and consumable costs. The benefits of a weakening Canadian dollar on costs in the quarter were offset by a loss on the Corporate foreign exchange hedge program. AISC on a by-product basisNG was $1,599 per ounce was driven by slightly higher operating costs, lower copper credits as a result of lower sales, partially offset by lower sustaining capital expenditures.

Full year 2023 gold production costs at Mount Milligan have been increased and are now expected to be $1,000 to $1,050 per ounce, up from $900 to $950 per ounce previously. Full year 2023 AISC on a by-product basisNG guidance at Mount Milligan has also been increased to be in the range of $1,125 to $1,175 per ounce, up from $1,075 to $1,125 per ounce previously. This was driven by an increase in gold production costs per ounce, partially offset by lower sustaining capital expenditures. Full year 2023 capital guidance at Mount Milligan has been lowered to between $50 to $60 million, down from $65 to $70 million previously. This was driven by lower capitalized costs for the TSF as a result of lower than planned TSF step-out tonnes and a deferral of some capital projects to 2024.

Öksüt
Öksüt resumed its full operations in early June 2023 following an approval of the amended EIA. During the month of June 2023, the mine started ramping up its crushing, stacking, and processing activities and produced 20,503 ounces in the second quarter of 2023. As of June 30, 2023, there were approximately 80,000 recoverable ounces in stored gold-in-carbon inventory and approximately 20,000 ounces in the adsorption, desorption and recovery (“ADR”) plant inventory. In addition, approximately 200,000 recoverable ounces of gold remain in ore stockpiles and on the heap leach pad as at June 30, 2023. The mine stacked 0.3 million tonnes at an average grade of 1.25 g/t, containing 10,546 ounces of gold in the second quarter.

Full year production guidance at Öksüt is expected to be within the range of 180,000 to 190,000 ounces of gold and it is expected that production levels will continue to ramp up in the second half of the year, with gold production approximately split 45% and 55% in the third and fourth quarters, respectively.

Gold production costs and AISC on a by-product basisNG for the quarter were $404 per ounce and $1,143 per ounce, respectively, and full-year gold production costs are expected to be in the range of $450 to $500 per ounce. Remaining cash processing costs associated with the 80,000 recoverable ounces in gold-in-carbon inventory are expected to be less than $50 per ounce, while cash processing costs associated with the 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad are expected to be less than $225 and $100 per ounce, respectively.

On July 15, 2023, the Republic of Türkiye increased the corporate income tax rate applicable to Öksüt from 20% to 25%. The change applies to earnings beginning January 1, 2023 and subsequent taxation periods. The Company estimated that this change will result in an incremental $0.9 million in cash taxes to be paid with respect to the income earned in the first half 2023 at Öksüt. The Company will reflect the impact of the change in tax law in subsequent reporting periods.

To manage gold price risk during an anticipated short-term concentrated gold sales period in Türkiye, the Company purchased gold put option contracts in the second quarter totaling 75,000 ounces at an average strike price of $1,942 per ounce. The options allow full participation to the upside price movements in the gold price while protecting against downward movements in pricing for a portion of expected gold sales in the period from July to October 2023.

Molybdenum Business Unit

In the second quarter 2023, the Molybdenum Business Unit sold approximately 3.0 million pounds of molybdenum, generating revenue of $76.1 million with an average market price of $21.23 per pound. In the first quarter of 2023, the Langeloth Facility required a $67 million investment in working capital to finance its business. Approximately $35 million of the investment in working capital was released during the second quarter of 2023. It is expected that additional releases from working capital will occur during the remaining six months of 2023, provided molybdenum prices remain at their current levels.

Goldfield Project

As a result of a continuing strategic review of the Goldfield project, the Company has made the decision to focus exploration activities only on oxide and transition material, principally in the Gemfield and nearby deposits. The Company will take additional time to perform exploration activities in its large, under explored land position, targeting oxide mineralization that could be incorporated into the initial resource estimate when ready. As a result, the Company’s 2023 exploration guidance at Goldfield has been increased to $16 to $20 million, up from $10 million previously.

Exploration
Exploration expenditures in the quarter were $19.1 million and included surface sampling, geological mapping, geophysical surveying, and drilling at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States of America. The activities were primarily focused on drilling programs at the Goldfield Project, Mount Milligan, and at greenfield projects in the USA and Türkiye.

Conference Call Details

Centerra invites you to join its 2023 second quarter conference call on Tuesday, August 1, 2023 at 9:00am Eastern Time. The call is open to all investors and the media. To join the call, please use the dial-in details found below. To access the webcast, please use the following link: https://services.choruscall.ca/links/centerragold2023q2.html.

Presentation slides will be available on Centerra’s website at www.centerragold.com.

Conference Call	Replay
Date & Time: August 1, 2023 at 9:00 am Eastern	Toll-free: 1-855-669-9658
Toll-free NA: 1-800-319-4610	International: 412-317-0088
International: 604-638-5340	Passcode: 0325

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the quarter ended June 30, 2023 that are available on the Company’s website www.centerragold.com or SEDAR at www.sedar.com.

About Centerra

Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information:

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “assume”, “anticipate”, “believe”, “budget”, “contemplate”, “continue”, “de-risk”, “estimate”, “expand”, “expect”, “explore”, “forecast”, “future”, “in line”, “intend”, “may”, “on track”, “optimize”, “plan”, "potential", “restart”, “result”, “schedule”, “seek”, “subject to”, “target”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2023 Outlook and 2023 Guidance, including production, costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; the expected profile of the Company’s future production and costs, including expectations that the Mount Milligan Mine is on track to access higher grades in the second half of 2023, Mount Milligan Mine’s production will be weighted to the back end of 2023 and its shipment profile in 2023, plans and expectations for a ramp-up of gold processing at the Öksüt Mine, including cash processing costs for Öksüt Mine’s gold in carbon inventory and gold in ore stockpiles and on the heap leach pad, the release of working capital from the Molybdenum Business Unit, and ongoing evaluations of a restart of the Thompson Creek Mine.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of July 31, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the second quarter ended June 30, 2023, 423 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Adjusted net (loss) earnings is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	51.3	40.0	47.0	40.0	4.3	—
Production costs attributable to copper	29.3	29.8	29.3	29.8	—	—
Total production costs excluding molybdenum segment, as reported	80.6	69.8	76.3	69.8	4.3	—
Adjust for:
Third party smelting, refining and transport costs	3.2	3.0	3.2	3.0	—	—
By-product and co-product credits	(34.7)	(43.5)	(34.7)	(43.5)	—	—
Adjusted production costs	49.1	29.3	44.8	29.3	4.3	—
Corporate general administrative and other costs	10.2	11.7	—	0.4	—	—
Reclamation and remediation - accretion (operating sites)	1.1	2.1	0.6	0.6	0.5	1.5
Sustaining capital expenditures	20.6	24.5	13.3	20.2	7.3	4.2
Sustaining leases	1.4	1.4	1.3	1.3	0.1	0.1
All-in sustaining costs on a by-product basis	82.4	69.0	60.0	51.8	12.2	5.8
Exploration and evaluation costs	18.6	13.4	0.9	3.1	0.5	1.2
Non-sustaining capital expenditures(1)	1.8	1.0	—	0.6	—	—
Care and maintenance and other costs	7.3	3.2	—	—	4.7	0.1
All-in costs on a by-product basis	110.0	86.6	60.9	55.5	17.4	7.1
Ounces sold (000s)	48.2	41.6	37.5	41.6	10.7	—
Pounds sold (millions)	12.8	18.9	12.8	18.9	—	—
Gold production costs ($/oz)	1,066	961	1,255	961	404	n/a
All-in sustaining costs on a by-product basis ($/oz)	1,711	1,659	1,599	1,245	1,143	n/a
All-in costs on a by-product basis ($/oz)	2,284	2,082	1,624	1,334	1,625	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,656	1,699	1,529	1,286	1,143	n/a
Copper production costs ($/pound)	2.28	1.58	2.28	1.58	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.77	2.10	2.77	2.10	n/a	n/a

(1)   Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	94.6	85.2	90.3	64.0	4.3	21.1
Production costs attributable to copper	70.6	64.4	70.6	64.4	—	—
Total production costs excluding molybdenum segment, as reported	165.2	149.6	160.9	128.4	4.3	21.1
Adjust for:
Third party smelting, refining and transport costs	5.0	6.2	5.0	6.0	—	0.2
By-product and co-product credits	(89.2)	(119.0)	(89.2)	(119.0)	—	—
Adjusted production costs	81.0	36.8	76.7	15.4	4.3	21.3
Corporate general administrative and other costs	24.9	24.0	0.1	0.5	—	—
Reclamation and remediation - accretion (operating sites)	2.1	3.6	1.2	1.1	0.9	2.5
Sustaining capital expenditures	25.5	39.2	15.1	32.8	10.4	6.4
Sustaining lease payments	2.8	2.9	2.5	2.6	0.3	0.3
All-in sustaining costs on a by-product basis	136.3	106.5	95.6	52.4	15.9	30.5
Exploration and study costs	33.8	21.6	1.3	6.5	0.9	1.7
Non-sustaining capital expenditures	1.8	1.8	—	1.5	—	—
Care and maintenance and other costs	20.2	5.8	—	—	14.2	0.1
All-in costs on a by-product basis	192.1	135.7	96.9	60.4	31.0	32.3
Ounces sold (000s)	87.1	136.5	76.5	81.8	10.7	54.7
Pounds sold (millions)	28.2	38.4	28.2	38.4	—	—
Gold production costs ($/oz)	1,085	624	1,181	783	404	386
All-in sustaining costs on a by-product basis ($/oz)	1,564	780	1,250	641	1,484	557
All-in costs on a by-product basis ($/oz)	2,205	994	1,267	738	2,896	590
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,635	1,008	1,330	1,021	1,484	557
Copper production costs ($/pound)	2.51	1.68	2.51	1.68	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.81	2.18	2.81	2.18	n/a	n/a

Adjusted net (loss) earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2023	2022	2023	2022
Net (loss) earnings	$(39.7)	$(2.6)	$(113.1)	$86.8
Adjust for items not associated with ongoing operations:
Kumtor Mine legal costs and other related costs	—	3.2	—	9.7
Reclamation expense (recovery) at sites on care and maintenance	(8.3)	(41.1)	7.3	(83.1)
Income and mining tax adjustments(1)	5.7	4.3	10.7	6.8
Adjusted net (loss) earnings	$(42.3)	$(36.2)	$(95.1)	$20.2

Net (loss) earnings per share - basic	$(0.18)	$(0.01)	$(0.52)	$0.29
Net (loss) earnings per share - diluted	$(0.18)	$(0.01)	$(0.52)	$0.28
Adjusted net (loss) earnings per share - basic	$(0.20)	$(0.12)	$(0.44)	$0.07
Adjusted net (loss) earnings per share - diluted	$(0.20)	$(0.12)	$(0.43)	$0.07

(1)   Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government and impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2022	2021	2023	2022
Cash (used in) provided by operating activities(1)	$33.4	$(3.5)	$21.6	$80.9	$7.7	$(51.2)	$30.7	$(6.1)	$(26.6)	$(27.1)
Deduct:
Property, plant & equipment additions(1)	(22.8)	(27.7)	(12.8)	(23.4)	(7.3)	(4.2)	(0.1)	—	(2.6)	(0.1)
Free cash flow (deficit)	$10.6	$(31.2)	$8.8	$57.5	$0.4	$(55.4)	$30.6	$(6.1)	$(29.2)	$(27.2)

(1)   As presented in the Company’s condensed consolidated statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash (used in) provided by operating activities(1)	$(66.4)	$24.8	$49.2	$101.7	$(13.1)	$12.4	$(45.9)	$(25.9)	$(56.6)	$(63.4)
Deduct:
Property, plant & equipment additions(1)	(28.9)	(46.9)	(15.8)	(37.8)	(10.4)	(6.4)	(0.1)	(0.3)	(2.6)	(2.4)
Free cash (deficit) flow	$(95.3)	$(22.1)	$33.4	$63.9	$(23.5)	$6.0	$(46.0)	$(26.2)	$(59.2)	$(65.8)

(1)   As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$20.8	$25.2	$11.8	$18.3	$7.0	$5.6	$0.1	$0.2	$1.9	$1.1
Adjust for:
Costs capitalized to the ARO assets	2.1	0.6	1.2	2.2	0.9	(0.7)	—	—	—	(0.9)
Costs capitalized to the ROU assets	0.2	(0.2)	0.2	—	—	(0.2)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	—	—	—	—	—	—	—	—	—	—
Other(2)	(0.6)	0.1	0.1	0.4	(0.6)	(0.5)	—	—	(0.1)	0.2
Capital expenditures	$22.5	$25.7	$13.3	$20.9	$7.3	$4.2	$0.1	$0.2	$1.8	$0.4
Sustaining capital expenditures	20.7	24.7	13.3	20.3	7.3	4.2	0.1	0.2	—	0.1
Non-sustaining capital expenditures	1.8	1.0	—	0.6	—	—	—	—	1.8	0.4

(1)   As presented in the Company’s condensed consolidated financial statements.
(2)   Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$28.8	$235.4	$16.1	$28.0	$10.7	$5.1	$0.1	$0.4	$1.9	$201.9
Adjust for:
Costs capitalized to the ARO assets	(0.8)	13.9	(0.6)	5.9	(0.2)	1.20	—	—	0.0	6.8
Costs capitalized to the ROU assets	0.1	(0.2)	0.10	0.0	0.0	(0.2)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	0.0	(208.2)	—	—	—	—	—	—	0.0	(208.2)
Other(2)	(0.7)	0.8	(0.5)	0.4	(0.1)	0.2	—	0.2	(0.1)	—
Capital expenditures	$27.4	$41.7	$15.1	$34.3	$10.4	$6.3	$0.1	$0.6	$1.8	$0.5
Sustaining capital expenditures	25.6	39.8	15.1	32.8	10.4	6.3	0.1	0.6	—	0.1
Non-sustaining capital expenditures	1.8	1.9	—	1.5	—	—	—	—	1.8	0.4

(1)   As presented in the Company’s consolidated financial statements.
(2)   Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

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